UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CRYO-CELL INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

228895108

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108

1	NAMES OF REPORTING PERSONS. Mary J. Nyberg and Charles D. Nyberg, as co-trustees of CDMJ Nyberg Family Trust, U/A/D June 9, 2005
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 846,780
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 846,780
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 846,780
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO/IN

Item 1(a).	Name of issuer:

The name of the Issuer is Cryo-Cell International, Inc.

Item 1(b).	Address of issuer’s principal executive offices:

The Issuer’s principal executive offices are located at 700 Brooker Creek Blvd., Oldsmar, FL 34677.

Item 2(a).	Name of person filing:

This Schedule 13G/A is filed on behalf of Mary J. Nyberg and Charles D. Nyberg, as trustees of the CDMJ Nyberg Family Trust U/A/D June 9, 2005 (the “CDMJ Trust”).

Item 2(b).	Address of principal business office or, if none, residence:

The principal office of the CDMJ Trust is located at 4555 E. Mayo Blvd., Unit 5202, Phoenix, Arizona 85050.

Item 2(c).	Citizenship:

The CDMJ Trust is organized under the laws of the State of Arizona.

Item 2(d).	Title of class of securities:

This Schedule 13G relates to the Common Stock of the Issuer, par value $0.01 per share.

Item 2(e).	CUSIP No.:

The CUSIP number of the Common Stock of the Issuer is 228895108.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	The amount of the Issuer’s Common Stock beneficially owned by the CDMJ Trust is 846,780 shares.

(b)	The percent of the class of the Issuer’s Common stock beneficially owned by the CDMJ Trust is 12.5%.

(c)(i)	The CDMJ Trust has the sole power to vote or to direct the vote of 846,780 shares.

(c)(ii)	The CDMJ Trust has shared power to vote or to direct the vote of 0 shares.

(c)(iii)	The CDMJ Trust has the sole power to dispose or to direct the disposition of 846,780 shares.

(c)(iv)	The CDMJ Trust has shared power to dispose or to direct the disposition of 0 shares.

Item 5.	Ownership of 5 Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2017

By:	/s/ Mary J. Nyberg
Mary J. Nyberg, as Trustee